UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

02075126

NO ACT
P.E 2-28-2002
132-02340

BEST AVAILABLE COPY

March 5, 2002

Christopher T. DiNardo
Associate Counsel
Liz Claiborne Inc.
One Claiborne Avenue
North Bergen, NJ 07047

Act	1934
Section	
Rule	14A-8
Public Availability	3/5/2002

Re: Liz Claiborne Inc.

Dear Mr. DiNardo:

This is in regard to your letter dated February 28, 2002 concerning the shareholder proposal submitted by the Central Laborers' Pension Fund for inclusion in Liz Claiborne's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Liz Claiborne therefore withdraws its January 7, 2002 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Keir Devon Gumbs
Special Counsel

cc: Barry McAnarney
Executive Director
Central Laborers' Pension Fund
P.O. Box 1267
Jacksonville, FL 82651

PROCESSED
APR 1 1 2002
THOMSON
FINANCIAL

LIZ CLAIBORNE INC.
ONE CLAIBORNE AVENUE
NORTH BERGEN NJ 07047
T 201 295 6000

January 7, 2002

VIA FEDERAL EXPRESS

liz claiborne inc

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: Liz Claiborne, Inc. (File No. 0-9831) - Omission of Shareholder Proposal (Central Laborers) Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934

Ladies and Gentlemen:

This letter is submitted on behalf of Liz Claiborne, Inc. (the "Company"), a Delaware corporation, pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), with respect to a stockholder proposal and accompanying supporting statement (the "Proposal") submitted for inclusion in the Company's proxy statement and form of proxy to be used in connection with its 2002 Annual Meeting of Stockholders (the "Proxy Materials"). For the reasons set forth in this letter, the Company believes it is appropriate to omit the Proposal from its Proxy Materials. The Proposal was submitted to the Company by the Central Laborers' Pension Fund (the "Proponent").

In accordance with Rule 14a-8(j), enclosed are one original and five copies of this letter, as well as six copies of the Proponent's letter dated October 29, 2001, containing the Proposal, as Exhibit A. By copy of this letter, the Proponent is being notified of the Company's intention to omit the Proposal from the Proxy Materials.

For the reasons set forth in this letter, the Company hereby respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") not recommend enforcement action to the Securities Exchange Commission (the "Commission") if the Company excludes the Proposal from the Proxy Materials.

The Company plans to commence the mailing of its definitive proxy materials on or about March 29, 2002. Accordingly, we would appreciate the Staff's prompt advice on this matter.

The Company has determined that the Proposal may be omitted from the Proxy Materials for the following reasons:

I. the Proposal may be excluded under Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations;

II. the Proposal may be excluded under Rule 14a-8(i)(3) because it violates the Commission's proxy rules, including Rule 14a-9, which prohibit materially false or misleading statements in proxy soliciting materials; and

III. the Proposal may be excluded under Rule 14a-8(i)(10) because the Company has already substantially implemented the proposal.

The Proposal

The proposed resolution included within the Proposal reads as follows:

> "Resolved, that the shareowners of Liz Claiborne, Inc. ("Company") hereby urge that the Board of Directors prepare a description of the Board's role in the development and monitoring of the Company's long term strategic plan. Specifically, the disclosure should include the following: (1) A description of the Company's corporate strategy development process, including timelines; (2) an outline of the specific tasks performed by the Board in the strategy development and the compliance monitoring processes, and (3) a description of the mechanisms in place to ensure director access to pertinent information for informed director participation in the strategy development and monitoring processes. This disclosure of the Board's role in the strategy development process should be disseminated to shareowners through appropriate means, whether it be posted on the Company's website or sent via a written communication to shareowners."

Discussion

I. The Proposal may be excluded under Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations.

We submit that the Proposal is excludable pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the ordinary business operations of the Company. The Proposal seeks disclosure on the Board of Directors' role in the Company's strategic planning process, a matter which, we submit, relates to the Company's ordinary business operations.

The Commission has stated that the "general underlying policy" for the ordinary business exclusion "is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors. . ." *See* Exchange Act Release No. 34-40018 (May 21, 1998). Moreover, the Commission goes on to state, the exclusion "rests on two central considerations. . . . [the first is that] certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. . . . [and the second] relates to the degree to which the shareholder proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Moreover, Section 141(a) of the Delaware General Corporation Law, the corporation law of the jurisdiction in which the Company is incorporated, provides that "[t]he business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors. . . ." A company's strategic plan, and the processes by which it is developed and monitored, are preeminently ordinary business functions entrusted to the Board.

The Proposal requests the preparation of a report[1] describing the role of the Company's Board of Directors in developing and monitoring the Company's long-term strategic plan. A company's strategic planning process, and resulting strategic plan, are fundamental to management's ability to run a company on an ongoing basis; shareholder proposals that require a report on this core process constitute "micro-management." The Staff has long recognized that proposals relating to overall business conduct involve ordinary business operations. In Statesman Group, Inc. (March 22, 1990), the Staff permitted exclusion of a proposal directed at the Company's "general business strategies and operations" on Rule 14a-8(i)(7) grounds. The Staff noted that "decisions with respect to such matters, as well as the means used to make such determinations, involve the Company's ordinary business operations." Also, in CVS Corp. (February 1, 2000), the Staff permitted exclusion of a proposal requesting an annual strategic plan report on "ordinary business" grounds. Further, reports to shareholders constitute another aspect of ordinary business, namely, communicating with shareholders. The Staff has determined that proposals requesting disclosures not required by law are excludable under Rule 14a-8(i)(7) on ordinary business grounds. *See* Santa Fe Southern Pacific (January 3, 1986); Minnesota Power and Light Company (March 12, 1992).

Casting a shareholder proposal in terms of a request for a report or study to shareholders does not avoid the "ordinary business" exclusion if the underlying subject matter involves ordinary business. In Exchange Act Release No. 34-20091 (August 16, 1983), the Commission indicated that the Staff will consider whether the subject matter of a requested report relates to the conduct of ordinary business operations; where it does, the proposal, even though it requires only the preparation of a report and not the taking of any action with respect to such business operations, will be excludable under Rule 14a-8(i)(7). *See* Johnson Controls (October 26, 1999) (permitting exclusion of a proposal calling for additional financial disclosure); Mead Corp. (January 31, 2001) (permitting exclusion of a proposal requesting preparation of a report on the status of environmental issues). Furthermore, the Staff has granted no-action requests under the ordinary business exclusion when a portion of the subject matter of a requested report relates to ordinary business operations, even if the balance of the proposal addresses matters

---

1 Although the word "report" is not used in the Proposal, the Proposal's request that the Board "prepare a description," and "disclose" the same on the "Company's website" or via "written communication" would require the production of a written product, or report.

outside the scope of ordinary business. *See* Chrysler Corporation (February 18, 1998); Wal-Mart Stores, Inc. (March 15, 1999).

We submit that although the Proposal is cast as focusing exclusively on the Board's role and matters of process, its underlying subject matter remains ordinary business. Accordingly, the Company respectfully submits that the Proposal may be omitted under Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations.

II. The Proposal may be excluded under Rule 14a-8(i)(3) because it violates the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.

We submit that the Proposal is excludable pursuant to Rule 14a-8(i)(3) because it violates the Commission's proxy rules, including Rule 14a-9, which prohibit materially false or misleading statements in proxy soliciting materials. The Proposal is so vague and all-encompassing that the Company's stockholders, when voting on it, would have no way of understanding the scope of the report they would be requesting the Company to produce, and the Company would have no way of knowing what was required of it were it directed to implement the Proposal.

It is well established under Rule 14a-8(i)(3) that a company may omit a shareholder proposal if the proposal is so vague and indefinite that neither the shareholders voting on the proposal nor the company would be able to determine with any reasonable certainly exactly what actions or measures the proposal requires. *See* CBRL Group, Inc. (September 6, 2001) (permitting exclusion of a proposal calling for a "report of all expenses relating to corporate monies being used for personal benefit of the officers and their friends"); Philadelphia Elec. Co. (July 30, 1992) (allowing exclusion of a proposal relating to the election of a committee of shareholders to consider and present plans to the board of directors); H.J. Heinz Co. (May 25, 2001) (permitting exclusion of a proposal calling for the company to commit itself to the "full implementation of the SA8000 Social Accountability Standards," in order to fully adopt such standards, an entity would also have to adopt another set of standards referred to in the SA8000; it was unclear whether the shareholder proposal recommended that both standards should be implemented or not). In addition, the Staff has recognized that a proposal may be omitted where it does not specify the means for its implementation. *See* Ganett Co., Inc. (February 24, 1998) (permitting exclusion of a proposal because it "was unclear what action the Company would take if the proposals were adopted"); A.H. Belo Corporation (January 29, 1998) (permitting exclusion of a proposal because "neither the shareholders voting on the proposal, nor the Company, would be able to determine with reasonable certainty what measures the Company would take if the proposal was approved").

The Proposal contains numerous vague and ambiguous terms which go to the heart of the matter for which the Proponent seeks information. Examples of those terms and phrases are listed below:

- "long term"
- "Board's role"
- "timelines"
- "strategy development"
- "compliance monitoring processes"
- "mechanisms"
- "access to pertinent information"
- "informed director participation"

No guidance is provided with respect to any of the above terms or phrases. These words and phrases offer no clear understanding of the content of the report being requested. The Proposal is also vague in that it does not indicate when the requested report must be provided to stockholders or how often such a report must be updated. In short, the Proposal is so vague as to be inherently misleading.

The information to be contained in the report requested by the Proposal is so broad that, if the Company's stockholders voted to implement it, the Board would be unable to comply with the Proposal as written. The Proposal fails to present any standards for reporting. Because the Proposal does not stipulate how detailed the report should be, the Board may be unable to determine whether it should disclose all processes regarding strategic plans reviewed by the Board or whether only certain processes should be disclosed. Without standardized parameters to guide the preparation of the report requested by the Proposal, its preparation may consume substantial management resources and cause the Company to incur unnecessary costs. In addition, detailed disclosure of the Board's role in corporate strategy and the Company's development process could potentially harm the Company by providing the Company's competitors with access to confidential details. Due to the vague and conceptually broad concepts requested by the Proponent, the Board would be unable to effectively implement the Proposal.

In addition to the vagueness arguments noted above, the Proposal's statement of support contains a number of false and misleading statements. The Proposal states that its adoption "would help promote 'best practices' in the area of meaningful board of director involvement in strategy development. We urge your support for this important corporate governance *reform* (italics added)." These statements misleadingly imply that the Board's current processes and role -- as to which the Proponent does not seem adequately informed -- fall short of "best practices," and/or that the Board is not involved in the development or implementation of the Company's strategic plan. As discussed below, the Company's web-site postings, its annual reports, and regular quarterly conference calls, demonstrate that the Company does have a strategic plan, which is communicated to shareholders and the investing public. The Proponent's use of the word "reform" implies that passage of the Proposal is necessary to change the Board's behavior, while there is nothing to suggest that there is anything lacking in the Company's strategic plan, on either a substantive or a procedural basis.

Accordingly, the Company respectfully submits that the Proposal may be properly omitted pursuant to Rule 14a-8(i)(3) because its vagueness would make it impossible for stockholders to understand or for the Company to implement, and because it contains false and misleading statements.

III. The Proposal may be excluded under Rule 14a-8(i)(10) because the Company has already substantially implemented the proposal.

We submit that the Proposal is excludable pursuant to Rule 14a-8(i)(10) because the Company has already substantially implemented the action requested by the Proposal.

The Proposal recommends that the Board "prepare a description of the Board's role in the development and monitoring of the Company's long term strategic plan." The Proponent does not seek to require nor recommend any specific action beyond the act of preparing a report disclosing certain information to the stockholders. We submit that the Company already publicly discloses such information via methods different from those contemplated by the Proponent, and that the information provided through such alternate methods amount to substantial implementation of the Proposal. The Company's website contains the CEO's 2000 "Letter to the Stockholders," which lays out the Company's strategies in detail, including under a subheading entitled "Proven Strategies." *See* http://lizclaiborne.com/lizinc/corporate/letter2000.asp (last visited Jan. 7, 2002). The Company's website also archives the Company's quarterly earnings press releases. In virtually all of its regular quarterly earnings press releases, the Company comments on its strategy and the implementation of its strategic goals. In addition, the Company discusses its strategic plans in its quarterly conference calls, which are publicly announced in advance and webcast to the public. Further, the Company provides information regarding its strategic plans in its reports filed under the Act. In addition, the Board has adopted a group of Board Guidelines that provide for Board involvement in setting the Company's corporate strategy; such document is available to stockholders requesting it.

It is unclear what additional information would be provided to stockholders if the Proposal were to be implemented. The Company has not failed in disclosing information to its stockholders; it has simply chosen a different communication process than the one the Proponent proposes. The Proposal is excludable because it does nothing more than substitute the Proponent's communication preferences for those of the Company.

In an oft-quoted passage, the Staff has stated that "a determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco, Inc. (March 28, 1991). In accordance with that position, the Staff has consistently permitted the exclusion of proposals that request the board to prepare reports disclosing certain information where the company reports such information via different methods. In Gap, Inc. (Mar. 16, 2001), the Staff allowed the company to exclude a proposal calling for the board to prepare a report on the child labor practices of the company's suppliers in part because the company publishes such information of its web-site. *See also* CFS Bancorp. (February 16, 2001) (excluding a proposal requiring the company to conduct studies of the board's actions on the grounds that the board already substantially implements the standards and methods specified in the proposal); Exxon Mobil Corp. (January 24, 2001) (excluding a proposal requesting the board review the environmental impact of a company project on the grounds that the proposal is substantially implemented by the company's existing guidelines); Nordstrom, Inc. (February 8, 1995) (excluding a proposal that a company commit to a code of conduct for its overseas suppliers that was substantially covered by an existing company guideline) .

Accordingly, the Company respectfully submits that the Proposal may be properly omitted pursuant to Rule 14a-8(i)(10) because the Company has already substantially implemented it.

CONCLUSION

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it will not recommend enforcement action to the Commission if the Company omits the Proposal from its Proxy Materials. We would appreciate the Staff's response at its earliest convenience.

If you have any questions, or if the Staff is unable to concur with our conclusions without additional information or discussion, we respectfully request the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter. Please do not hesitate to call me at (201) 295-7833 or Nicholas J. Rubino at (201) 295-7837.

Please acknowledge receipt of this letter and Exhibit A by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed, stamped envelope.

Very truly yours,

Christopher T. Di Nardo
Associate Counsel

cc: Linda Priscilla,
Corporate Governance Advisor, Central Laborers' Pension, Welfare & Annuity Funds
Barry McAnarney
Executive Director Central Laborers' Pension, Welfare & Annuity Funds
Roberta S. Karp, Esq.
Nicholas J. Rubino, Esq.

Exhibit A

CENTRAL LABORERS' PENSION, WELFARE & ANNUITY FUNDS
P.O. BOX 1267 · JACKSONVILLE, IL 62651 · (217) 243-8521 · FAX (217) 245-1293

October 29, 2001

Roberta Schuhalter Karp
General Counsel and Secretary
Liz Claiborne, Inc.
1441 Broadway
New York, NY 10018

Re: Shareholder Proposal

Dear Ms. Karp:

On behalf of the Central Laborers' Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Liz Claiborne, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 6,000 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Fund, like many other Building Trades pension funds, is a long-term holder of the Company's common stock. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long term. Maximizing the Company's wealth generating capacity over the long term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

Roberta Schuhalter Karp
October 29, 2001
Page 2

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Linda Priscilla at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. Linda Priscilla, Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Sincerely,

Barry McAnarney
Executive Director

C: Linda Priscilla

Enclosure

Resolved, that the shareowners of Liz Claiborne, Inc. ("Company") hereby urge that the Board of Directors prepare a description of the Board's role in the development and monitoring of the Company's long term strategic plan. Specifically, the disclosure should include the following: (1) A description of the Company's corporate strategy development process, including timelines; (2) an outline of the specific tasks performed by the Board in the strategy development and the compliance monitoring processes, and (3) a description of the mechanisms in place to ensure director access to pertinent information for informed director participation in the strategy development and monitoring processes. This disclosure of the Board's role in the strategy development process should be disseminated to shareowners through appropriate means, whether it be posted on the Company's website or sent via a written communication to shareowners.

Statement of Support: The development of a well-conceived corporate strategy is critical to the long-term success of a corporation. While senior management of Company is primarily responsible for development of the Company's strategic plans, in today's fast-changing environment it is more important than ever that the Board engage actively and continuously in strategic planning and the ongoing assessment of business opportunities and risks. It is vitally important that the individual members of the Board, and the Board as an entity, participate directly and meaningfully in the development and continued assessment of Company's strategic plan.

A recent report by PricewaterhouseCoopers entitled "Corporate Governance and the Board – What Works Best" examined the issue of director involvement in corporate strategy development. The Corporate Governance Report found that chief executives consistently rank strategy as one of their top issues, while a poll of directors showed that board contributions to the strategic planning process are lacking. It states: "Indeed, it is the area most needing improvement. Effective boards play a critical role in the development process, by both ensuring a sound strategic planning process and scrutinizing the plan itself with the rigor required to determine whether it deserves endorsement."

The Company's proxy statement, and corporate proxy statements generally, provides biographical and professional background information on each director, indicates his or her compensation, term of office, and board committee responsibilities. While this information is helpful in assessing the general capabilities of individual directors, it provides shareholders no insight into how the directors, individually and as a team, participate in the critically important task of developing the Company's operating strategy. And while there is no one best process for board involvement in the strategy development and monitoring processes, shareholder disclosure on the Board's role in strategy development would provide shareholders information with which to better assess the performance of the board in formulating corporate strategy. Further, it would help to promote "best practices" in the area of meaningful board of director involvement in strategy development.

We urge your support for this important corporate governance reform.

FIRSTAR
Bank Without Boundaries

P.O. Box 387
St. Louis, Missouri 63166 0387

October 29, 2001

Roberta Schuhalter Karp
General Counsel and Secretary
Liz Claiborne, Inc.
1441 Broadway
New York, NY 10018

Re: Shareholder Proposal

Dear Ms. Karp:

Firstar holds 6,000 shares of Liz Claiborne, Inc. common stock beneficially for Central Laborers' Pension Fund, the proponent of a shareholder proposal submitted to Liz Claiborne, Inc. and submitted in accordance with Rule 14(a)-8 of the Securities and Exchange Act of 1934. The shares of the Company stock held by the Board of Trustees of the Central Laborers' Pension Fund were purchased prior to October 25, 2000 and the Fund continues to hold said stock.

Please contact me at 314-418-8212, if there are any questions regarding this matter.

Sincerely,

Shane McKelvey

Shane McKelvey

Exhibit B

RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
P.O. BOX 551
WILMINGTON, DELAWARE 19899
(302) 651-7700
FAX (302) 651-7701
WWW.RLF.COM

Monica M. Ayres

Direct Dial
(302) 651-7581
ayres@rlf.com

January 7, 2002

VIA FEDERAL EXPRESS AND FACSIMILE

Christopher Di Nardo, Esquire
Liz Claiborne, Inc.
One Claiborne Avenue
Seventh Floor South
North Bergen, New Jersey 07047

Re: Stockholder Proposal of International Brotherhood of Electrical Workers' Pension Benefit Fund

Dear Chris:

Enclosed with the hard copy of this letter, please find two executed originals of our opinion in connection with this matter. Should you have any questions regarding the enclosed, please do not hesitate to contact me.

Very truly yours,

Monica M. Ayres

Monica M. Ayres

MMA/
Enclosures

RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
P.O. BOX 551
WILMINGTON, DELAWARE 19899
(302) 651-7700
FAX (302) 651-7701
WWW.RLF.COM

January 7, 2002

Liz Claiborne, Inc.
One Claiborne Avenue
North Bergen, New Jersey 07047

Re: **Stockholder Proposal of International Brotherhood of Electrical Workers' Pension Benefit Fund**

Ladies and Gentlemen:

We have acted as special Delaware counsel to Liz Claiborne, Inc., a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") by the International Brotherhood of Electrical Workers' Pension Benefit Fund, a shareholder of the Company, which the shareholder has requested be included in the proxy statement of the Company for its 2002 annual meeting of shareholders. In this connection, you have asked our opinion as to certain matters under the laws of the State of Delaware.

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the Proposal and its supporting statement.

We have assumed that the foregoing document, in the form thereof submitted to us for our review, has not been and will not be altered or amended in any respect material to our opinion as expressed herein. We have not reviewed any document other than the document listed above for purposes of this opinion, and we assume that there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. In addition, we have conducted no independent factual investigation of our own but rather have relied solely upon the foregoing document, the statements and information set forth therein and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

The Proposal

The Proposal reads as follows:

RESOLVED, that the shareholders of Liz Claiborne, Inc. (the "Company") request that the Board of Directors seek shareholder approval for all present and future executive officer severance pay agreements, commonly referred to as "golden parachutes."

The Supporting Statement reads as follows:

Senior executive severance or termination pay agreements, commonly referred to as "golden parachutes," have contributed to the public and shareholder perception that many senior executive officers of major companies are more concerned with their own personal interest than their board responsibilities to the company they are empowered to lead.

Our Company currently has very generous severance and change-in-control agreements with key executives that provide for payments and other benefits if the executive is terminated without "cause" of [sic] if a change in control occurs. For example, the Company's most recent proxy statement describes the payments to be made to Chairman of the Board and Chief Executive Officer Paul Charron:

> The Company has an employment agreement with Paul R. Charron.... The agreement also provides that if his employment is terminated either by the Company other than for cause or by him for certain specified reasons, Mr. Charron shall receive a severance payment of $1.75 million....
>
> In January 2001, the Company entered into a severance agreement with Mr. Charron providing that in the event that within three years of a change in control of the Company (as defined in the agreement) Mr. Charron's employment is terminated by the Company other than for cause or by him for certain specified reasons, Mr. Charron shall be entitled to receive a lump sum payment equal to three times his average base salary and bonuses for the three years preceding such termination or resignation, accelerated vesting of Mr. Charron's balances under the Company's SERP and the

> UDCP, and continued health and welfare benefits for three years. In the event that the payment and benefits to be received by Mr. Charron in such circumstances are in excess of 105% of the amount that would trigger "golden parachute" excise taxes under the Internal Revenue Code, the Company is required to pay Mr. Charron such additional amounts as may be necessary to place him in the same after tax position as if the payments or benefits had not been subject to such excise tax.

> The justification offered for the granting of these generous benefits is that they are necessary to attract and retain talented executives and keep them motivated to achieve strong performance. We believe that the very generous compensation these individuals receive as well as their fiduciary duties to shareholders should provide sufficient motivation for these executives to perform their duties. We also believe that shareholders should be given the right to approve or disapprove them.

> We urge all shareholders to VOTE "FOR" this Proposal urging the Board to allow shareholders an opportunity to evaluate the merits of executive officer severance agreements before such generous benefits are granted.

Background

The General Corporation Law of the State of Delaware (the "General Corporation Law") authorizes the directors of a corporation to set the compensation of officers, directors and employees. Section 141(h) of the General Corporation Law provides that "[u]nless otherwise restricted by the certificate of incorporation or bylaws, the board of directors shall have the authority to fix the compensation of directors." 8 Del. C. § 141(h). Section 122 of the General Corporation Law provides, in pertinent part, that "[e]very corporation created under this chapter shall have the power to: ... (5) Appoint such officers and agents as the business of the corporation requires and to pay or otherwise provide for them suitable compensation." 8 Del. C. § 122(5). Additionally, Section 141(a) of the General Corporation Law provides for management of a corporation by the board of directors, stating that "[t]he business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." 8 Del. C. § 141(a).

The power of the directors to manage the business and affairs of the corporation includes electing and compensating officers appropriately. See In re Walt Disney Co. Derivative

Litigation, 731 A.2d 342, 362 (Del. Ch. 1998) ("[I]n the absence of fraud, this court's deference to directors' business judgment is particularly broad in matters of executive compensation); Haber v. Bell, 465 A.2d 353, 359 (Del. Ch. 1983) ("[G]enerally directors have the sole authority to determine compensation levels [of corporate employees] and this determination is protected by the presumption of the business judgment rule in the absence of a showing that the business judgment rule does not apply because of a disabling factor") (citations omitted).

The Company previously entered into certain severance agreements with key employees (the "Severance Agreements"). We have been advised that the Severance Agreements are governed by the laws of the State of Delaware and, with your approval, have assumed that the Severance Agreements are valid, binding and enforceable under the laws of the State of Delaware.

Discussion

The Proposal requests that the board of directors of the Company (the "Board") seek shareholder approval for the Severance Agreements, as well as for any future agreements. We assume that if the shareholders do not approve the Severance Agreements, the Board would feel compelled to terminate or renegotiate the contracts. See, generally, Abercrombie v. Davies, 123 A.2d 893 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957), (involving attempt by stockholders to enter into agreement to influence the management of the business and affairs of the corporation).

The Company, however, is legally obligated to perform under the Severance Agreements. See Restatement (Second) Contracts § 1 ("A contract is a promise or set of promises for the breach of which the law gives a remedy or the performance of which the law in some way recognizes a duty"); Annotation, Sufficiency of Notice of Modification in Terms of Compensation of At-Will Employee Who Continues Performance to Bind Employee, 69 A.L.R. 4th 1145, 1147 (1989) ("When an employee has been employed for a definite time under an express contract stipulating the payment of a stated compensation, the employer has no power arbitrarily to reduce that compensation during the term of the employment").

While parties to a contract may agree to modify the terms of a contract, any unilateral elimination of benefits by the Company under the Severance Agreements, including a reduction of any benefits available to employees in the event of termination, would constitute an actionable breach of contract by the Company. See Sersun v. Morello, C.A. No. 1377-K, slip op. at 6 (Del. Ch. Mar. 29, 1999) ("When a contract is validly made, it cannot be modified without the consent of all parties and an exchange of consideration"); Lowe v. Bennett, 1994 WL 750378, **3 (Del. Super. 1994) ("Generally, no modification is valid without mutual consent and consideration"); Egan & Sons Air Conditioning Co. v. General Motors Corp., 1988 WL 47314, **11 (Del. Super. April 27, 1988) ("In Delaware, the consent of both parties and some consideration are required to support a modification"); De Cecchis v. Evers, 174 A.2d 463, 464 (Del. Super. 1961) ("A contract having been made, no modification of it could be brought about without the consent of both parties and without consideration"). A vote of the Company's shareholders will not authorize the Company to unilaterally terminate the Company's obligations under the Severance Agreements. See id. A unilateral termination by the Company of its obligations under the Severance Agreements, with or without shareholder approval, would be a violation of the law of the State of Delaware, entitling the non-breaching party to recover damages from the Company. See id; Duncan v. Theratx, Inc., 775 A.2d 1019, 1022 (Del. 2001) (stating that non-breaching party to a contract is entitled to recover expectation damages from breaching party).

Under Delaware law, the Company may not lawfully abrogate its existing contractual commitments to any of its employees by unilaterally terminating or eliminating benefits which were negotiated and agreed upon in a legal, binding and enforceable contract between the Company and the employee.

Opinion

Based upon and subject to the foregoing, and subject to the limitations stated below, it is our opinion that the Proposal as drafted would, if implemented, cause the Company to breach its contractual arrangements with officers who are currently parties to the Severance Agreements, in violation of Delaware contract law.

The foregoing opinion is limited to the laws of the State of Delaware. We have not considered and express no opinion on the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

This opinion is rendered solely for your benefit in connection with the matters described herein. We understand that you intend to furnish a copy of this opinion to the Securities and Exchange Commission in connection with the matters addressed herein, and we consent to your doing so. Except as stated in this paragraph, this opinion may not be furnished or quoted to, or relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

WF/MMA/rbk

LIZ CLAIBORNE INC.
ONE CLAIBORNE AVENUE
NORTH BERGEN NJ 07047
T 201 295 6000

February 28, 2002

VIA FEDERAL EXPRESS

LIZ claiborne INC

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: Liz Claiborne, Inc. (File No. 0-9831) –Shareholder Proposal ("Proposal") Submitted By The Central Laborers' Pension Fund (the "Fund")

Ladies and Gentlemen:

On January 7, 2002, Liz Claiborne, Inc. (the "Liz Claiborne") submitted a letter to your office requesting confirmation that the Staff of the Division of Corporation Finance would not recommend to the Securities and Exchange Commission to take any action if Liz Claiborne omitted the Proposal submitted by the Fund, in a letter dated October 29, 2001, from Proxy Materials to be distributed in connection with Liz Claiborne's 2002 Annual Meeting of Stockholders. Enclosed is a copy of the letter, dated February 27, 2002, that Liz Claiborne received from the Fund withdrawing the Proposal.

As a result of the Fund's withdrawal of the Proposal, confirmation from the Staff that it will not recommend that the Commission take action is not necessary. Please be advised that Liz Claiborne intends to omit the shareholder proposal from its Proxy Materials.

Should you have any questions on this matter, please do not hesitate to contact me at (201) 295-7833.

Very truly yours,

Christopher T. DiNardo
Associate Counsel

cc: Linda Priscilla
Barry McAnarney
Roberta S. Karp, Esq.
Nicholas J. Rubino, Esq.

S:\Users\FIN\LEGAL\SHARED\CTD\SEC letter.doc

CENTRAL LABORERS' PENSION, WELFARE & ANNUITY FUNDS
P.O. BOX 1267 · JACKSONVILLE, IL 62651 · (217) 243 8521 · FAX (217) 245 1293

February 27, 2002

Roberta Schuhalter Karp
General Counsel and Secretary
Liz Claiborne, Inc.
1441 Broadway
New York, NY 10018

Re: Shareholder Proposal

Dear Ms. Karp,

Pursuant to your agreement with our advisor, Linda Priscilla, and on behalf of the Central Laborers' Pension Fund, I hereby withdraw the shareholder proposal submitted for inclusion in the Liz Claiborne, Inc. 2002 proxy statement.

Sincerely,

Barry McAnarney
Executive Director

C: Linda Priscilla